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                            May 14, 2021

       Michael McCarthy
       Chief Legal Officer
       QuantumScape Corporation
       1730 Technology Drive
       San Jose, California 95110

                                                        Re: QuantumScape Corp
                                                            Post-Effective
Amendment No. 2 to Form S-1
                                                            Filed May 10, 2021
                                                            File No. 333-251433

       Dear Mr. McCarthy:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 2 to Form S-1

       General

   1. We note that the Form S-1 declared effective on December 31, 2020 registered the offer and sale of 306,053,642
shares of Class A Common Stock and that you seek to now
                                                        register the offer and
sale of an additional 15,221,334 Class A common shares via post-
                                                        effective amendment.
Please explain why you believe you are able to do so in light of the general prohibition
against adding securities by means of a post-effective amendment contained in Securities
Act Rule 413(a). Refer also to Securities Act Rules Compliance and Disclosure
Interpretation 210.01.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Michael McCarthy
QuantumScape Corporation
May 14, 2021
Page 2

action by the staff.

        Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397
with any questions.



FirstName LastNameMichael McCarthy                      Sincerely,
Comapany NameQuantumScape Corporation
                                                        Division of Corporation
Finance
May 14, 2021 Page 2                                     Office of Manufacturing
FirstName LastName